United States securities and exchange commission logo





                              May 6, 2020

       Ian E. Gilbey
       Chief Executive Officer
       Beyond Wellness International, Inc.
       303 East 4th Street
       Los Angeles, CA 90013

                                                        Re: Beyond Wellness
International, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 24,
2020
                                                            File No. 024-11173

       Dear Mr. Gilbey:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2020 letter.

       Amendment No. 1 to Form 1-A filed April 24, 2020

       Offering Circular Cover Page, page 1

   1. We note your response to comment 2, and while it appears from your Offering Circular that you are seeking to
qualify the common shares and Series B Common Stock Purchase
                                                        Warrants comprising
your units and the common shares underlying your warrants, Item 4.
                                                        of Part I of your Form
1-A lists only the common shares and shares underlying the
                                                        warrants. Therefore,
please amend Item 4. of Part I of your Form 1-A to state that you are seeking to qualify the
warrants. To do so, please check the box next to "Option, warrant or other right to
acquire another security" under "Types of Securities Offered in this
                                                        Offering Statement" in
Item 4 of Part I, to indicate that you are seeking to qualify warrants in addition to the
common shares and common shares underlying the warrants.
 Ian E. Gilbey
FirstName LastNameIan E. Gilbey
Beyond Wellness International, Inc.
Comapany NameBeyond Wellness International, Inc.
May 6, 2020
Page 2
May 6, 2020 Page 2
FirstName LastName
Risk Factors
"There is Presently No Public Trading Market for the Company's Shares", page 14

2. We note your response to comment 5, and your amended disclosure on page 14, where you disclose that you will either seek quotation on the OTC Markets, or listing on
         Nasdaq. You also disclose that "upon Qualification [y]our Common Stock will be eligible for a NASDAQ listing if [you] are otherwise qualified under NASDAQ listing standards." However, to be listed on Nasdaq, you must file a Form 8-A to register a class of your securities pursuant to Section 12(b), and your filed Form 8-A currently seeks to register your securities pursuant to Section 12(g). Therefore, if you intend to continue to disclose that you may seek listing on Nasdaq, please file a revised Form 8-A to register a class of securities pursuant to Section 12(b). Alternatively, please remove references to potentially listing on Nasdaq from your filing, or revise your disclosure to clarify that you will need to amend your Form 8-A to be eligible for Nasdaq listing. Dilution, page 17

3. Please revise your disclosure to present amounts as of the most recent interim period contained in the offering statement, which is December 31, 2019. Also, your calculation of net tangible book value should exclude intangible assets and intellectual property.
         Finally, your calculation of pro forma net tangible book value should consider the net proceeds from the offering rather than the gross proceeds.
The Proposed Joint Venture Transaction, page 21

4. We note your response to comment 8, and your amended disclosure that you will be required to invest a total of $5,000,000 over a three-year period. Please clarify how you intend to raise the $5,000,000 you are required to invest in your joint venture. In this regard, we note your disclosure on page 24 that "[b]ased upon [y]our current financial condition, [you] do not have sufficient cash to operate [y]our business at the current level for the next twelve months," and on page 25 that "[you] have incurred a cumulative net loss of $721,739 as of December 31, 2019 and $492,480 as of March 31, 2019 and used substantially all of [y]our cash in our operating activities since inception."
Description of Rights of Classes of Stock and Warrants, page 23

5. Your disclosure indicates that at December 31, 2019, the Company had outstanding
         3,100,000 Class A common stock purchase warrants exercisable at $1 per share, 668,000
         Class B common stock purchase warrants exercisable at $4 per share, 668,000 Class C common stock purchase warrants exercisable at $5 per share and 668,000 Class D common stock purchase warrants exercisable at $6 per share, all of which will expire on
         December 31, 2022. Please revise the notes to your financial statements to disclose the nature and significant terms of the transactions in which these stock warrants were issued.
         Your revised disclosure should also explain how you valued the stock warrants including the method and significant assumptions used.
 Ian E. Gilbey
FirstName LastNameIan E. Gilbey
Beyond Wellness International, Inc.
Comapany NameBeyond Wellness International, Inc.
May 6, 2020
Page 3
May 6, 2020 Page 3
FirstName LastName
Report of Registered Independent Public Accounting Firm, page 42

6. Please explain your auditor's consideration of the guidance in paragraph .05 of PCAOB
         Auditing Standard 3110 related to dual dating of their report. In this regard, we note that various changes were made to the audited financial statements subsequent to the original audit report date. However, it is not clear for which specific events or financial statement changes that have occurred subsequent to the original report date the independent auditors are limiting their responsibility by dual dating their report. Please revise the audit report to clarify the events or transactions to which the dual dating of the report is applicable.
         Also refer to paragraph .12 of PCAOB Auditing Standard 4101.
Statement of Cash Flows, page 46

7. We reviewed your revisions to the financial statements and reissue prior comment
         21. Please tell us your basis or rationale for classifying the proceeds received from note payable to shareholder as cash flows from financing activity. Refer to ASC 230-10-45-
         14b.
8. Please explain why the stock issued for the conversion of the note resulted in an adjustment to reconcile net loss to net cash provided by operating activities. Your current disclosure suggests that you recorded a loss on conversion of the notes.
Intangible Assets, page 47

9. We reviewed your revisions related to comment 22 but do not believe they fully addressed our prior comment. Please revise to disclose the following additional items or explain why you do not believe this is required:

              The gross carrying amount and accumulated amortization for your intangible assets, in total and by major intangible asset class;

              The aggregate amortization expense for the period; and

              The estimated aggregate amortization expense for each of the five succeeding fiscal years.

         Refer to ASC 350-30-50-2.
Part III - Exhibits
Exhibit 4.1 Form of Subscription Agreement, page 64

10. We note that the exclusive forum provision in your subscription agreement has been amended to state that "[t]his provision shall not be applicable to any claims or cause of action arising under the Securities Act or the Exchange Act." Please amend your offering circular to clearly describe the provision, including that it does not apply to federal securities law claims. Please include risk factor disclosure including, but not limited to,
 Ian E. Gilbey
Beyond Wellness International, Inc.
May 6, 2020
Page 4
      increased costs to bring a claim and that this provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Exhibit 11.1, page 64

11. Please remove the March 5, 2020 date from the consent. Please note that pursuant to
      Securities Act Rule 252(f)(1)(ii), a filer must include an updated and currently dated consent when it revises its audited financial statements in an amended filing. Also, please ensure that the consent references the appropriate audit report date after consideration of the comment included above with respect to the audit report.
Exhibit 12.1 Opinion of Peter Berkman, Esq., page 64

12. We note that your legal opinion references "6,000,000 shares of the Company's common stock, $ .0001 par value per share (the "Common Stock") and 6,000,000 Class B Common
      Stock Purchase Warrants." Further, counsel opines that "the shares of 6,000,000 shares of the Company's common stock, and the Common Stock issuable upon the exercise of the
      6,000,000 Class B Common Stock Purchase Warrants will, when issued, be validly issued, fully paid and nonassessable." However, it appears from your offering circular that you are seeking to qualify 2,000,000 common shares, 2,000,000 warrants, and 2,000,000 shares underlying the warrants. Please amend your legal opinion to opine on the correct number of each security. Please also provide an opinion of counsel with respect to whether the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrants. See Section II.B.1.f. of Staff Legal Bulletin 19, available on our public website.
        You may contact Anthony Watson at (202) 551-3318 or Linda Cvrkel at
(202) 551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at
(202) 551-
3264 with any other questions.



                                                            Sincerely,
FirstName LastNameIan E. Gilbey
                                                            Division of
Corporation Finance
Comapany NameBeyond Wellness International, Inc.
                                                            Office of Trade &
Services
May 6, 2020 Page 4
cc:       Peter Berkman
FirstName LastName